

October 12, 2012

<u>Via E-mail</u>
William Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Wynn Resorts, Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2012 by Kazuo Okada, Universal Entertainment**
> **Corporation and Aruze USA, Inc.**
> **File No. 000-50028**

Dear Mr. Aaronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A – Preliminary Proxy Statement</u>

<u>General</u>

1.   Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. You may use brackets to indicate the information is subject to change. For example, please provide the information required by Item 4(b)(4) of Schedule 14A with respect to your expenses related to your solicitation of proxies.

Letter to Stockholders

2.   Please revise the first paragraph to include the substance of footnote 1 in the body of the letter. Please also revise the cover letter to describe the denial of the preliminary injunction motion; the uncertain timing of the appeal and that the Supreme Court of Nevada may not consider or decide on the appeal prior to the meeting date; and state that only if the Universal Group's appeal is successful will they be considered stockholders and will their nomination of the Nominees be valid. Please revise to include similar disclosure on the first page of the proxy statement.

3.   Please revise the cover letter to state whether proxies will only be voted if the Universal Group is successful in appealing the court decision prior to the meeting date. Describe the treatment of proxies if the appeal is unsuccessful or if the court has not made a decision prior to the meeting date. In this regard, disclose whether stockholders who submit proxies will be disenfranchised if the appeal is unsuccessful or if the court has not made a decision prior to the meeting date, or whether the proxies will be voted in accordance with management. Please revise to include similar disclosure on the first page of the proxy statement.

Purported Redemption of Aruze Shares, page 3

4.   Please revise to disclose the date that the appeal was filed or the deadline for filing the appeal. Please revise to disclose the uncertain timing of the appeal and that the Supreme Court of Nevada may not consider or decide on the appeal prior to the meeting date.

5.   We note your statement: "If Aruze USA's and Universal's appeal is denied, the Universal Group will not be considered a stockholder…." Please revise to state that only if Aruze USA's and Universal's appeal is successful will they be considered stockholders and will their nomination of the Nominees be valid.

Proposal No. 1: Election of Directors, page 11

6.   Please revise the first paragraph to state that Wynn Resorts is disputing your ability to nominate directors.

Voting Procedures, page 18

7.   Please describe the treatment of proxies if the Universal Group's appeal is unsuccessful or if the court has not made a decision regarding the appeal prior to the meeting date. In this regard, disclose whether stockholders who submit proxies will be disenfranchised if the appeal is unsuccessful or if the court has not made a decision regarding the appeal prior to the meeting date, or whether the proxies will be voted in accordance with management.

Cost and Method of Solicitation, page 23

8. We note that you may employ various methods to solicit proxies, including mail, courier service, facsimile, telephone, telegraph, Internet, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Annex A

9. We note that you have presented the beneficial ownership table assuming that Mr. Okada and Aruze were stockholders. Please revise to also present the beneficial ownership table assuming that they are not stockholders since the company is disputing their stock ownership. Please include appropriate headings or introductory disclosure for each table.

Form of Proxy

10. Please revise the proxy card to state whether proxies will only be voted if the Universal Group is successful in appealing the court decision prior to the meeting date. Please also describe the treatment of proxies if your appeal is unsuccessful or if the court has not made a decision regarding the appeal prior to the meeting date. In this regard, disclose whether stockholders who submit proxies will be disenfranchised if your appeal is unsuccessful or if the court has not made a decision regarding the appeal prior to the meeting date, or whether the proxies will be voted in accordance with management.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions